# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Pyxus International, Inc., CIK 0000939930
CUSIP: 74737V205
Title of class of securities: Common Stock, no par value
Address of issuer's principal executive offices: 6001 Hospitality Court, Suite 100, Morrisville, North Carolina (NC), 27560-2009
Date of event which requires filing of this statement: 11/05/2026
Amends the filing with accession number 0000899140-20-000405
Filed by CIK 0001281084
Persons authorized to receive notices and communications: Colin J. Daniels, Esq., Monarch Alternative Capital LP, 535 Madison Avenue, New York, New York (NY), 10022, (212) 554-1700

## Reporting persons
- Monarch Alternative Capital LP (CIK 0001281084): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 6,125,071; sole dispositive power 0; shared dispositive power 6,125,071; aggregate amount beneficially owned 6,125,071 (24.9% of the class)
- MDRA GP LP (CIK 0001501101): type of reporting person: parent holding company or control person (HC), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 6,125,071; sole dispositive power 0; shared dispositive power 6,125,071; aggregate amount beneficially owned 6,125,071 (24.9% of the class)
- Monarch GP LLC (CIK 0001501100): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 6,125,071; sole dispositive power 0; shared dispositive power 6,125,071; aggregate amount beneficially owned 6,125,071 (24.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, no par value
Name of issuer: Pyxus International, Inc.
Address of issuer's principal executive offices: 6001 Hospitality Court, Suite 100, Morrisville, North Carolina (NC), 27560-2009
Comment: This Amendment No. 4 to Schedule 13D (this "Amendment No. 4") amends and supplements the statement on Schedule 13D filed by the Reporting Persons with the SEC on September 3, 2020 (the "Original 13D"), as amended and restated by Amendment No. 1 filed on January 3, 2023 ("Amendment No. 1"), Amendment No. 2 filed on January 23, 2023 and Amendment No. 3 filed on March 25, 2024 (collectively, with this Amendment No. 4, the "Schedule 13D"), relating to the common stock, no par value (the "Shares"), of Pyxus International, Inc. (the "Issuer"). Capitalized terms used but not defined in this Amendment No. 4 have the meanings ascribed to them in the Schedule 13D. Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

As disclosed in the Current Report on Form 8-K filed by the Issuer with the SEC on November 5, 2026 (the "November 8-K"), the Issuer and certain of its subsidiaries entered into a Transaction Support Agreement, effective as of November 5, 2026 (the "Transaction Support Agreement"), with a group of holders of the Issuer's existing term loans and senior secured notes (the "Supporting Holders"), pursuant to which the Supporting Holders agreed to support and participate in a series of exchange transactions (the "Exchange Transactions"), including exchanges of such existing indebtedness for, among other consideration, newly issued Shares and new senior secured notes, and a private offering of up to $85,000,000 of Shares to qualified holders of such indebtedness (the "Equity Offering"). None of the Reporting Persons or the Monarch Funds is a party to the Transaction Support Agreement or the Backstop Purchase Agreement (as defined in the November 8-K). The Monarch Funds do not hold any of the indebtedness that is the subject of the Exchange Transactions and, accordingly, are not expected to receive Shares in the Exchange Transactions or to participate in the Equity Offering.

On November 5, 2026, in connection with the Issuer's entry into the Transaction Support Agreement, the Monarch Funds entered into an Amendment and Waiver to Shareholders Agreement (the "Shareholders Agreement Amendment") with the Issuer and each of Glendon Capital Management, LP, Owl Creek Asset Management, L.P. and Intermarket Corporation, on behalf of certain funds and accounts managed by them or their affiliates (together with the Monarch Funds, the "Consenting Investors"), which amends the Shareholders Agreement, dated as of August 24, 2020 (as amended, the "Shareholders Agreement"). Pursuant to the Shareholders Agreement Amendment, (i) each Consenting Investor, on behalf of itself and its affiliates that hold Shares, irrevocably waived any and all preemptive rights and other rights under Article IV of the Shareholders Agreement (including related notice rights) in connection with each issuance or sale of new securities pursuant to, in connection with or otherwise consistent with the Transaction Support Agreement and the transactions contemplated thereby, and (ii) Section 4.8 (Excluded Transactions) of the Shareholders Agreement was amended and restated to provide that such preemptive rights do not apply to any such issuance or sale, including Shares or other new securities issued in the Exchange Transactions or the Equity Offering, pursuant to the Backstop Purchase Agreement, or in respect of any structuring fee, put option premium, early signing payment or other payment in accordance with the Transaction Support Agreement. The Shareholders Agreement Amendment provides that if the Transaction Support Agreement is terminated in accordance with its terms prior to the Closing Date, the waiver and amendment described above will automatically terminate and Section 4.8 of the Shareholders Agreement will revert to its prior form.

The foregoing description of the Shareholders Agreement Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Shareholders Agreement Amendment, which is incorporated by reference as Exhibit 8 hereto.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a)-(c) of the Schedule 13D is hereby amended and restated in its entirety as follows:

The percentages set forth on the cover pages are based on 24,607,791 Shares outstanding as of October 31, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 5, 2026. Each of the Monarch Funds has delegated beneficial ownership of the Shares held by such Monarch Fund to MAC, and thus, no such Monarch Fund has the ability to vote or dispose of the Shares held by it absent a decision to do so by MAC.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in Item 5(a) is incorporated into this Item 5(b).
Transactions in the class effected during the past sixty days: The Reporting Persons have not effected any transactions in the Shares during the past sixty (60) days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

The information set forth in Item 4 of this Amendment No. 4 is incorporated into this Item 6 by reference.

Item 6 of Amendment No. 1 disclosed that the Monarch Funds held bank loans and first lien bonds issued by the Issuer or its subsidiaries. As of the date of this Amendment No. 4, the Monarch Funds no longer hold any bank loans, bonds or other debt instruments issued by the Issuer or its subsidiaries.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following exhibit:

Exhibit 8 - Amendment and Waiver to Shareholders Agreement, dated as of November 5, 2026, by and among the Issuer and the Consenting Investors party thereto, incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed with the SEC on November 5, 2026 (File No. 000-25734).

## Signatures
- Monarch Alternative Capital LP: /s/ Colin J. Daniels, Colin J. Daniels/Managing Director, General Counsel (11/09/2026)
- MDRA GP LP: /s/ Colin J. Daniels, Colin J. Daniels/Authorized Person (11/09/2026)
- Monarch GP LLC: /s/ Colin J. Daniels, Colin J. Daniels/Authorized Person (11/09/2026)